Mail-Stop 4561
						October 17, 2005

Via facsimile and U.S. Mail
Mr. Joseph H. Moglia
Chief Executive Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

Re:   Ameritrade Holding Corporation
                     Preliminary Proxy Statement
	         File No. 0-49992
                     Filed September 12, 2005

Dear Mr. Moglia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We are still considering your response filed on September 21,
2005
to our comments on your prepaid forward contracts.
2. Please advise us whether TD received Ameritrade projections.
3. The proxy statement should begin with a Summary Term Sheet. It must begin on the first or second page of the proxy statement and cross-reference to more detailed discussions. Including the information as the first answer in a more extended question-and-answer section is not sufficient.
4. Please provide the staff a copy of the board book.

Letter to Stockholders
5. With respect to the third bullet and last sentence therein, revise to also state that Ameritrade is required to declare the dividend prior to the completion of the merger and the record date must be before the issuance of the merger shares.

Questions and Answers about the Special Dividend, page 5
6. Revise A1 to disclose, as of the most recent practicable date, the dividend amount Ameritrade can declare, under regulatory restrictions, and the amount of cash at that date available to pay dividends. In addition, using the pro forma financials included herein, the amounts available, assuming the proposed transaction is approved. Finally, assuming the transaction is approved, disclose the estimated cash required to pay the $6.00 dividend.
7. Revise A2 to clarify what is meant by "TD will effectively fund $1.00 of the special dividend". In this regard the staff notes that the pro formas indicate receiving approximately $330 million in cash and there are approximately 450 million shares outstanding.
8. Revise A2 to disclose the amount of borrowing capacity available to Ameritrade under its existing borrowing facilities. In addition, disclose the estimated annual interest cost on anticipated monies borrowed to pay the dividend.
9. Revise A3 to indicate when the Company anticipates declaring and paying the dividend.
10. Revise A6 to indicate whether the adjustment to the equity awards will result in additional compensation expense and, if so, the estimated amount.

Questions and Answers about the Tender Offer, page 7
11. Revise A1 to disclose Mr. Rickett`s current intentions regarding participating in the tender offer. If he currently intends to participate, so state. If not, disclose what factors will determine whether or not he will participate. In addition, disclose the number of shares that potentially could be purchased to bring each party up to the percentages disclosed and the total cost at $16/share.



Ameritrade Executive Officers and Directors, page 12
12. Revise the first paragraph to disclose the number of current directors and the number obligated under any and all agreements to vote in favor of the proposed transaction and the number of directors whose interest may be different than other shareholders.
The Share Purchase Agreement, page 16
13. Revise the termination fee disclosures on page 19 to briefly discuss the "specified circumstances" or add across-reference to a fuller discussion elsewhere in the proxy statement.

Comparative Historical and Pro Forma Per Share Data, page 23
14. Please revise to delete the pro forma EPS information for TD Ameritrade and disclose that comparative per share data for TD Waterhouse shareholders is not available as separate historical EPS was not previously reported. Also, disclose how you calculated comparative pro forma book value for TD Ameritrade, including the conversion ratio used. This appears to be pro forma information and not comparative pro forma information.

Risk Factors, page 30
15. The risk factor on page 33 about the risks to Ameritrade if the transaction does not occur is not a risk of the transaction and is coercive. Please delete it.

Cautionary Statement Concerning Forward-Looking Statements, page
34
16. The safe harbor is not available for statements, as here, made in connection with a tender offer. Please revise.

The Transaction, page 40
17. Please revise the discussion of the background to include negotiation of the principal terms of the transaction, including price. Please include similar information with regard to the E*TRADE offers.

Ameritrade`s Reasons for the Transaction, page 48
18. Either include the greater debt and dilution to be experienced by
Ameritrade holders as negatives of the transaction, or have the board explain why they are positives.
19. The board should specifically mention each line item analysis underlying the fairness opinion that does support its recommendation and explain why, in light of such analyses, it is recommending the transaction.
20. On page 49 you list the "financial terms of the acquisition of TD
Waterhouse, including the immediate liquidity to be provided to Ameritrade stockholders through the special dividend and the tender offer to be made by TD (and J. Joe Ricketts at his election) . . . "
in support of the board`s determination that the merger is fair to and advisable for the Ameritrade shareholders. As it appears that tender offer may be for as little at eight percent of the outstanding shares, it is unclear how the tender offer supports this factor, particularly in light of the fact that the price to be paid in the tender offer is unknown at this time. We note that the offer price will be a minimum of $16.00 per share, but it is unclear whether the price will be considered favorable to security holders. Furthermore, if the offer is oversubscribed, it appears that there may be significant proration. Please clarify the discussion on page 49 accordingly. In addition, please revise the document to clarify the purpose of the tender offer and highlight this information in the Q&A. We understand that TD and Mr. Ricketts may wish to increase their holdings up to the disclosed percentages, but it is unclear why the transaction was structured in this way. In addition, please revise the Q&A section to highlight the percentage of outstanding shares that will be purchased in the tender offer if Mr. Ricketts does participate and if he does not participate. Finally, we note that Mr. Ricketts may elect to participate in the tender offer; however, he has not been included as a filing person on the preliminary communications filed on Schedule TO-C pursuant to Rule 14d-2(b). Please advise.

Pro Forma Merger Analysis, page 56
21. Revise the second bullet on the bottom of page 56 to indicate whether or not interest expense on the debt was estimated and considered in the analysis.

Other Factors, page 58
22. With regard to the last full sentence on page 59, supplementally advise of us as to whether TA has engaged or will engage in any transactions with respect to Ameritrade stock or derivatives prior to the closing of the transaction. If so, provide the details.
23. Please give the amount of compensation Citigroup received in each of the transactions mentioned in the last paragraph of page 59.

New or Amended Employment Agreements, page 60
24. Please contrast the terms of the new and old contracts.

Financial Statements of TD Waterhouse Group, Inc., beginning on page
124

General
25. Please revise to provide the segment disclosures required by paragraphs 25-33 of SFAS 131 or tell us why you believe they are not required.

Consolidated Statements of Changes in Stockholders` Equity, page
127
26. Please revise the footnotes to the financil statements to provide a discussion of the nature of the $1,022,000 and $750,000 increase in additional paid in capital relating to the deemed contribution for stock compensation for fiscal year 2004 and 2003, respectively, including how the amounts were determined.

Note 2. Summary of Significant Accounting Policies, page 130

General
27. Please revise to disclose the redemption features of your Preferred, Class A Common and Class B Common stock and clarify how you considered the guidance of SFAS 150 in determining the classification and measurement of these financial instruments.
28. Please revise to disclose your revenue recognition policy related to interest charged on receivables from customers (margin loans).

Business Combinations, Goodwill and Intangible Assets, Page 132
29. Please revise to disclose the changes in the carrying amount of goodwill during each of the periods presented in accordance with paragraph 45 of SFAS 142.
30. Please revise to provide a description of the facts and circumstances leading to each of your goodwill impairments and the method used to determine the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof).
31. We note the majority of your intangible assets other than goodwill relate to your November 2001 R.J. Thompson Holdings, Inc. acquisition. We also note that R.J. Thompson ceased to be an operating entity in 2004. Please revise to disclose the nature of this intangible asset and why the three year useful life did not begin until February 2004.
32. Please tell us if you reviewed the intangible asset for impairment in accordance with SFAS 144. If you did not, please tell us why.

Note 5. Investment Securities, page 137
33. Please revise to provide the disclosures required by paragraph
21
of EITF 03-1 related to your available for sale portfolio.
34. Please revise to disclose and discuss the facts and circumstances resulting in the write down on investments reflected in the statements of cash flows, including how you identified and measured the impairment, the specific nature of the underlying investments and where you included these amounts in the statements of income.
Also,
revise MD&A as applicable.

Note 7. Receivables from and Payables to Customers, page 140
35. Please revise to clarify how you account for unsecured or partially secured receivables greater than 30 days and quantify the amounts for the periods presented.
36. Please revise to disclose your methodology for determining your allowance related to receivables from customers.

Note 13. Financial Instruments with Off-Balance Sheet Risk, page
143
37. We note you report a liability of $727 million as of October
31,
2004 related to "swap contracts with affiliate".  Please tell us if
the counterparties to these swaps are consolidated subsidiaries or external parties to TD Waterhouse Group, Inc.. We note footnote 13 discloses that swaps were entered through TDW Canada, TDW Bank, both consolidated subsidiaries and TD Bank, your parent. If they are with external parties, please revise your line item description to indicate that the counter-party is not an affiliate. If they are with consolidated subsidiaries, please tell us why you did not eliminate this activity.
38. Please revise to provide disaggregated disclosure of the $727 million swap liability as of October 31, 2004 based on the nature of the swap (foreign exchange contract, cross currency interest rate swap, etc.) linked with the hedged item (Canadian dollar mortgage-backed securities classified as available for sale, Canadian dollar mortgage-backed securities classified as trading, etc.). For each hedge relationship, disclose whether you have designated the swap as a hedge in accordance with SFAS 133, the type of hedge (fair value, cash flow, etc) and how you assess effectives for each SFAS 133 hedge relationship.
39. For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information.

* Clearly identify and explain the terms of the hedged items.

* Clearly identify and explain the terms of the swaps used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items.

* For each type of hedged item, tell us how met the requirements of paragraph 68 of SFAS 133.

Note 14. Stock Options, page 144
40. We note you recorded $2.4 million and $1.7 million for the fair value of options granted to employees in the years ended October 31,
2004 and 2003, respectively. Please revise to disclose if the options granted related to this expense had cash settlement features.
41. Please tell us what "transferred in" and "transferred out" stock options represent in your summary roll forward of stock options and the specific accounting guidance on which you rely to account for these transactions.

Note 17. Profit Sharing, 401(k) Plans and Other Stock-Based
Compensation, page 148
42. Please revise to disclose how you recognize compensation cost related to your restricted share unit plan described in the fourth paragraph on page 148.
43. We note you recognize compensation expense in the year in which the deferred portion of the annual cash incentive award is paid related to your Senior Executive Deferred Share Unit Plan. Please tell us the accounting guidance you rely on for this accounting policy. Also, tell us the amount of the annual cash incentive award deferred for each of the periods presented.





Note 21. Subsequent Events, page 154
44. Please revise to disclose how the redemption of your class B
Common stock affected the equity section of your Balance Sheet.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 162
45. Your discussion of the results of operations for all periods appears overly abbreviated. It seems to focus on quantifying the changes between periods without providing a discussion of the items that have changed and how they drive your business. Also, you do not appear to discuss in any detail the factors contributing to the underlying changes between periods or management`s expectations as to the related trends depicted by the changes. Please refer to Release
No. 33-8350 Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations and revise this section accordingly.

Unaudited Pro Forma Combined Condensed Financial Statements of TD Ameritrade, page 175
46. Please revise to disclose separately material nonrecurring charges or credits and the related tax effects which result directly from the transaction and which will be included in income within the
12 months following the transaction. Clearly indicate that such charges or credits were not considered in the pro forma condensed income statement. Refer to Rule 11-02(b)(5) of Regulation S-X. Please include a discussion of these charges in the Summary Term Sheet Section added based on the comment above.
47. Please revise to disclose TD Waterhouse`s revenue and income for the last three months of operations for the year ended October 31, 2004 since this was included in both the pro forma income statement for the year ended September 24, 2004 and the nine months ended June
24, 2005.  Refer to Rule 11-02(c)(3) of Regulation S-X.
Note 1. Basis of Presentation, page 181
48. Please revise to provide a tabular presentation of the cash acquired, identifying each component.
Note 2. Pro Forma Adjustments, page 182
49. Your pro forma adjustment disclosure appears overly abbreviated.
Please revise each of these notes to present all information in a self-balancing format that enables a reader to both easily trace each adjustment into the pro forma financial statements and to recalculate the amount of the adjustment. Disclose the source of all financial information, identify all material assumptions and disclose the basis for those assumptions.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (650) 493-6811
	Shawn J. Lindquist, Esq.
	Wilson, Sonsini, Goodrich & Rosati, PC


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Mr. J.H. Moglia
Ameritrade Holding Corporation
Page 5